

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 25, 2006

Mr. Mark E. Rolfe
Group Finance Director
Gallaher Group Plc
Members Hill, Brooklands Road, Weybridge
Surrey KT13 0QU, England

  **Re: Gallaher Group Plc**
    **Form 20-F for the Fiscal Year Ended December 31, 2005**
    **Filed April 21, 2006**
    **File No. 001-14602**

Dear Mr. Rolfe:

   We have reviewed your filing, and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Information on the Company, page 20

Business Overview, page 22

Litigation, page 30

1. In comment 1 of our letter to you dated March 24, 2005, we advised that if you continue to believe that all costs incurred related to litigating tobacco use-related claims are immaterial, expand your disclosure to indicate that historically such costs have not been material to you. In your response dated March 30, 2005, you agreed to include such disclosure in future filings, and also explained why such

costs have not historically been material to your operations.  As noted in your aforementioned response, the litigation climate in the United States differs considerably from that outside the United States (specifically in the United Kingdom, as outlined in your previous response).  As this is a filing made in the United States to users located therein, absent disclosure to the contrary, users may expect costs related to litigating tobacco use-related claims to be significant.  As such, please revise your disclosures to provide the relevant discussion to which you previously agreed, and explain the underlying reasons why such costs have not historically been material to you.

Controls and Procedures, page 99

2.      You state that your certifying officers concluded that your disclosure controls and procedures were reasonably designed.  However, Item 307 of Regulation S-K requires companies to disclose their officers' conclusions regarding the effectiveness of their disclosure controls and procedures at accomplishing the items outlined in Rule 13a-15(e) or 15d-15(e) of the Exchange Act.  Stating that your controls are reasonably designed does not conclude on the effectiveness of your disclosure controls and procedures.  Therefore, it will be necessary for you to revise your disclosures to state whether or not your disclosure controls and procedures are effective, based on the evaluation carried out by your certifying officers.

Financial Statements, page F-1

3.      Revise your document to include a statement of changes in equity, as required by paragraph 96 of IAS 1, or tell us why you believe it is not necessary to provide such statement as part of your financial statements.

Consolidated Income Statements, page F-3

4.      You provide the measure of total profit from operations, excluding exceptional items and amortization of intangible assets, as a note to your consolidated income statements.  Tell us why you believe it is appropriate to provide this non-GAAP measure on the face of your consolidated financial statements.

Consolidated Balance Sheets, page F-4

5.      We note you present net assets/(liabilities) within this financial statement.  Given the guidance in paragraph 32 of IAS 1, which provides that assets and liabilities shall not be offset, tell us why you believe it is appropriate to present the measure of net assets/(liabilities).

Note 1 – Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

6.      You explain that revenue includes amounts charged to customers for license fees
        and excise duties.  Tell us why you believe it is appropriate to include such items
        within revenue, given the guidance in paragraph 8 of IAS 18, which states that
        items collected on behalf of third parties, such as goods and services taxes, are not
        economic benefits that flow to the entity and, therefore, should be excluded from
        revenue.

Research and Development, page F-9

7.      Revise your discussion to disclose the amounts of research and development
        expenditure recognized as an expense during the periods presented in your
        financial statements, in accordance with paragraph 126 of IAS 38, or tell us why
        you believe the disclosure of such amount is not required.

Impairment of Assets, page F-10

8.      It appears you have duplicated your disclosure regarding other intangible assets
        that is provided immediately preceding this heading.  Revise your disclosure to
        eliminate any duplicate disclosures and provide your accounting policy related to
        the impairment of assets.

Note 3 – Segment Reporting, page F-14

Primary Reporting Format – Geographical Segments, page F-14

9.      Within your presentation of primary segments, you provide a measure of net
        assets, and subsequently reconcile this measure to your consolidated balance
        sheets.  Paragraph 67 of IAS 14 requires that segment assets and liabilities shall
        be reconciled to entity assets and liabilities, and does not provide for reconciling
        the amounts on a net basis.  Given this guidance, and the guidance noted in an
        earlier comment regarding the offsetting of assets and liabilities per IAS 1, tell us
        why you believe it is appropriate to reconcile your segment amounts on a net
        basis.

Note 25 – Reserves, page F-48

10.     We note your disclosure of a merger reserve that was created in 2001 as a result of your acquisition of Austria Tabak.  Expand your disclosure to explain what the merger reserve is and why you created the reserve.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark A. Wojciechowski at (202) 551-3759, or in his absence, Donald Delaney at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3686 with any other questions.

Sincerely,


Karl Hiller
Branch Chief